Exhibit 12.1

SLM Corporation
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in thousands)

						Nine Months ended

						Sep 30,

	1998	1999	2000	2001	2002	2002	2003

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$750,131	$751,652	$711,591	$617,388	$1,223,399	$744,447	$1,901,653
Add: Fixed charges	1,948,995	2,140,588	2,879,548	2,163,461	1,220,314	941,514	737,333
Less: Other adjustments	—	—	—	—	—	—	(270)
Less: Preferred dividends	(23,998)	(25,803)	(42,677)	(39,346)	(17,694)	(13,269)	(13,269)

Total earnings	$2,675,128	$2,866,437	$3,548,462	$2,741,503	$2,426,019	$1,672,692	$2,625,447

Fixed charges
Interest expense	$1,924,997	$2,114,785	$2,836,871	$2,124,115	$1,202,620	$928,245	$723,794
Preferred dividends	23,998	25,803	42,677	39,346	17,694	13,269	13,269
Other adjustments	—	—	—	—	—	—	270

Total fixed charges	$1,948,995	$2,140,588	$2,879,548	$2,163,461	$1,220,314	$941,514	$737,333

Ratio of earnings to fixed charges and preferred stock dividends	1.37	1.34	1.23	1.27	1.99	1.78	3.56

Ratio of earnings to fixed charges	1.38	1.34	1.24	1.27	2.00	1.79	3.61
For purposes of the “earnings” computation, “other adjustments” includes the capitalized interest cost
For purposes of the “fixed charges” computation, other adjustments includes the capitalized interest cost
Preference Security Dividend
Amount of Dividend	$15,599	$15,334	$16,218	$14,074	$—	$—	$—
Amount of Dividend	$—	$1,438	$11,522	$11,501	$11,501	$8,625	$8,625
1-Tax Rate	0.65	0.65	0.65	0.65	0.65	0.65	0.65

Pre-tax earnings required to pay dividend	$23,998	$25,803	$42,677	$39,346	$17,694	$13,269	$13,269